     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 14, 1999



                                                      REGISTRATION NO. 333-73151

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         GT INTERACTIVE SOFTWARE CORP.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

             DELAWARE                             7372                            13-3689915
 (STATE OR OTHER JURISDICTION OF      (PRIMARY STANDARD INDUSTRIAL             (I.R.S. EMPLOYER
  INCORPORATION OR ORGANIZATION)      CLASSIFICATION CODE NUMBER)            IDENTIFICATION NO.)

                                417 FIFTH AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 726-6500
              (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
       INCLUDING AREA CODE, OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------


                               THOMAS A. HEYMANN

                                417 FIFTH AVENUE
                            NEW YORK, NEW YORK 10016
                                 (212) 726-6500
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)
                            ------------------------

                                    COPY TO:

                              DAVID P. LEVIN, ESQ.
                      KRAMER LEVIN NAFTALIS & FRANKEL LLP
                                919 THIRD AVENUE
                            NEW YORK, NEW YORK 10022
                                 (212) 715-9100
                            ------------------------

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), check the following box. [X]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ____________

    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                        CALCULATION OF REGISTRATION FEE


----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------
                                                                  PROPOSED              PROPOSED
                                               AMOUNT              MAXIMUM              MAXIMUM
            TITLE OF SHARES                     TO BE          OFFERING PRICE          AGGREGATE             AMOUNT OF
            TO BE REGISTERED                 REGISTERED         PER SHARE(1)       OFFERING PRICE(1)    REGISTRATION FEE(2)
----------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.01 per
  share.................................      1,930,501            $3.031              $5,851,349              $1,627
----------------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------------



(1) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act, based on the average of the high and low sales prices for GT common stock as reported on the Nasdaq National Market on July 8, 1999, which is within five business days prior to the date of this Amendment to the Registration Statement.



(2) $2,483 was paid on March 1, 1999 in connection with the filing of the original Registration Statement.

                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS NOT PERMITTED.



                   SUBJECT TO COMPLETION, DATED JULY 14, 1999

PROSPECTUS

                               1,930,501   SHARES

                                   [GT LOGO]

                         GT INTERACTIVE SOFTWARE CORP.
                                  COMMON STOCK

                            ------------------------


     The six stockholders of GT listed on page 11 of this prospectus are offering and selling a total of 1,930,501 shares of GT common stock under this prospectus. GT will not receive any of the proceeds from the sale of the shares sold by these selling stockholders.



     GT's common stock is listed on the Nasdaq National Market under the symbol "GTIS." On July 13, 1999, the closing sales price for GT's common stock, as reported on the Nasdaq National Market, was $3 1/4 per share.


                            ------------------------

     INVESTING IN GT'S COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                            ------------------------


     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                            ------------------------


               The date of this prospectus is             , 1999.

                               TABLE OF CONTENTS


About GT....................................................      2
Risk Factors................................................      4
Forward-Looking Statements..................................     10
Use of Proceeds.............................................     11
Selling Stockholders........................................     11
Plan of Distribution........................................     12
Legal Matters...............................................     13
Experts.....................................................     13
Where You Can Find More Information.........................     13

                                    SUMMARY


     THIS SUMMARY HIGHLIGHTS SELECTED INFORMATION FROM THIS PROSPECTUS AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THIS OFFERING FULLY, YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY, INCLUDING "RISK FACTORS" BEGINNING ON PAGE 4. IN ADDITION, YOU SHOULD ALSO READ THE DOCUMENTS WE HAVE REFERRED YOU TO IN "WHERE YOU CAN FIND MORE INFORMATION" ON PAGE 13 FOR INFORMATION ON OUR COMPANY AND OUR FINANCIAL STATEMENTS.


                                    ABOUT GT


     GT Interactive Software Corp., a Delaware corporation, is a leading worldwide developer, publisher and distributor of interactive entertainment software for use on various platforms, including PCs, Sony PlayStation and Nintendo 64. During calendar year 1998, we had the third highest U.S. market share in number of units sold in the PC software game category. We are also a leader in certain sub-segments of the entertainment software market, including the fast growing children's education and leisure entertainment segments. According to PC Data, in 1998 GT held the number one U.S. market share in the value-priced/leisure segment, on the basis of both dollar and unit volume. In addition, during the same period, our Humongous studio held the number three U.S. market share in the PC education software segment on the basis of units sold.



     GT derives revenue from both publishing and distribution activities. Our publishing business consists of three divisions: Children's, Leisure and Frontline. Our Children's Division develops and publishes children's educational and entertainment software for the personal computer. Our Leisure Division develops and publishes lower-priced PC entertainment, reference and productivity titles for mass market consumption. Our Frontline Division develops, internally and through third party developers, and publishes cutting edge new release entertainment software for the gaming enthusiast for use on multiple hardware platforms.



     GT distributes both its own and third-party published software through an established distribution network. We believe that we are one of the few software publishers that sells its products directly to substantially all of the major retailers of computer software in the U.S. This division also compiles, repackages and markets older titles to retailers, extending the economic life of those products. We believe we are the largest distributor of consumer software to mass merchants in the United States. We supply consumer software (including our own and third-party published software) to approximately 2,380 Wal-Mart stores, approximately 2,165 K-mart stores and approximately 860 Target stores. We also distribute consumer software to other major retailers including Office Depot, Best Buy, CompUSA, AAFES, Sam's Club and Babbage's.



     Our principal executive offices are located at 417 Fifth Avenue, New York, New York 10016. Our main telephone number is (212) 726-6500. Our World Wide Web homepage is located at http://www.gtinteractive.com. Information contained on our website should not be deemed part of this prospectus.



RECENT DEVELOPMENTS



     On June 29, 1999, we announced that we had hired Bear Stearns & Co. to seek a recapitalization, merger or sale of GT. We also announced that we received "Commitments" from affiliates of General Atlantic Partners, LLC and certain members of the Cayre family to provide $30 million of subordinated debt financing which will be made available to us on or before July 30, 1999. Certain members of the Cayre family and affiliates of General Atlantic own, in the aggregate, a significant percentage of GT's common stock. Effective immediately, but conditioned upon the Commitments, the banks under our $125 million credit facility have agreed to make available to us an additional $20 million under our borrowing base until March 31, 2000. We anticipate that under the credit facility substantially all of the $125 million credit line should be available to us through March 31, 2000. We believe that amounts available under the credit facility and the Commitments will be sufficient to fund our operational requirements through

June 30, 2000, when the credit facility becomes due and payable. This financing will also permit us, with the help of and Bear Stearns, to seek a recapitalization, merger or sale of GT in an orderly manner and consistent with the needs of our ongoing business.



     GT is seeking a recapitalization, merger or sale because management believes that in a consolidating industry, our existing capital resources are not adequate to carry out management's long-term strategic objectives. We cannot assure you that any such transaction will be completed. If such a transaction is not the subject of a binding agreement before December 31, 1999, or a transaction is not completed which results in repayment of our credit facility and certain other loans to GT, or the credit facility and loans are not extended or refinanced prior to June 30, 2000, our operations and financial condition could be materially and adversely affected. We cannot assure you that a refinancing, if required, can be completed on favorable terms, or at all.

                                  RISK FACTORS


     WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO COMPLETE A RECAPITALIZATION, MERGER OR SALE OF GT. In addition, the process of seeking a recapitalization, merger or sale of GT may disrupt our ongoing business and distract our management and workforce from the day-to-day operations of GT. If we fail to sign a binding agreement for a recapitalization, merger or sale of GT by December 31, 1999, then the amounts outstanding under our credit facility may be accelerated.



     AS A RESULT OF THE CREDIT FACILITY AND THE COMMITMENTS, WE WILL HAVE SUBSTANTIAL INDEBTEDNESS. After giving effect to the credit facility and the Commitments, our total indebtedness could be as high as $155 million. The level of our indebtedness could have negative consequences to us including the following:



     - our ability to obtain additional financing in the future for working capital, capital expenditures, debt service requirements or other purposes may be limited;



     - a substantial portion of our cash flow from operations must be dedicated to the payment of interest on our indebtedness and other obligations and will not be available for use in our business; and



     - our substantial indebtedness may make us more vulnerable to economic downturns and may limit our ability to withstand competitive pressures.



     WE MAY NEED ADDITIONAL FINANCING. Although we believe that financing from the credit facility and the Commitments will provide sufficient amounts to fund our anticipated operations through June 30, 2000 and to seek a recapitalization, merger or sale of GT in an orderly manner, we cannot assure you that we will not require additional financing before that time. If we do need additional financing, or we must refinance the credit facility and the Commitments on or before June 30, 2000, we cannot assure you that a financing will be available on favorable terms, or at all.



     THE CREDIT FACILITY WILL RESULT IN THE DILUTION OF OUR COMMON STOCK. We are required to issue warrants to purchase a total of 2,275,000 shares of our common stock, at an exercise price equal to par value, before July 30, 1999, in connection with the funding of the credit facility and the Commitments. In addition, the terms of the credit facility and the Commitments provide for the issuance of significant additional warrants to our debtholders if we do not sign an agreement for a recapitalization, merger or sale of GT which provides for the repayment of these debt facilities by October 31, 1999 and complete the transaction by February 28, 2000. If we do not sign an agreement for a recapitalization, merger or sale of GT by October 31, 1999, we will be required to issue warrants, at an exercise price equal to par value, to purchase a total of an additional 2,750,000 shares of our common stock. If we do not complete a recapitalization, merger or sale of GT by February 28, 2000, we will be required to issue an additional 3,225,000 warrants, and if we do not repay the Commitments by June 30, 2000, we will be required to issue 3,000,000 additional warrants each fiscal quarter until we make repayment.



     THE LOSS OF WAL-MART AS A KEY CUSTOMER COULD NEGATIVELY AFFECT OUR BUSINESS. Our sales to Wal-Mart accounted for approximately 29% of net revenues for the fiscal year ended March 31, 1999 and our accounts receivable from Wal-Mart were approximately $49.1 million at March 31, 1999. Our business, operating results and financial condition would be adversely affected if:



     - we lost Wal-Mart as a customer,



     - we began shipping fewer products to Wal-Mart,



     - we were unable to collect receivables from Wal-Mart, or



     - we experienced any other adverse change in our relationship with Wal-Mart.



     We do not have any written agreements or understandings with Wal-Mart. Consequently, our relationship with Wal-Mart could end at any time. We cannot assure you that Wal-Mart will continue to use us as a major supplier of consumer software, or at all. During the second half of 1997, Wal-Mart began purchasing software directly from five publishers whose software was previously sold to Wal-Mart through GT. During 1998 and 1999, Wal-Mart has continued, and can be expected to continue, to buy software directly from other publishers, rather than purchasing software through GT. These direct purchases could significantly reduce our sales to Wal-Mart. For example, Wal-Mart has recently announced that it expects to begin purchasing products directly from Microsoft and Activision in fiscal year 2000. Our combined net revenues from sales of those products to Wal-Mart totaled approximately $47.3 million in the fiscal year ended March 31, 1999.



     OUR REVENUES WILL DECLINE AND OUR COMPETITIVE POSITION WILL BE ADVERSELY AFFECTED IF WE ARE UNABLE TO INTRODUCE NEW PRODUCTS ON A TIMELY BASIS. Our continued success in the publishing business depends on the timely introduction of successful new products, sequels or enhancements of existing products to replace declining revenues from older products. A significant delay in introducing new products, sequels or enhancements could materially and adversely affect the ultimate success of our products and, in turn, our business, operating results and financial condition, particularly in view of the seasonality of our business. For example, we recently announced that the introduction of five major titles was delayed from the fourth quarter of fiscal year 1999 to the first half of fiscal year 2000, significantly contributing to operating losses during the fourth quarter of fiscal year 1999. The process of introducing new products, sequels or product enhancements is extremely difficult and will only become more difficult as new platforms and technologies emerge. Competitive factors in our industry demand that we create increasingly sophisticated products, which in turn makes it difficult to produce and release these products on a predictable schedule.



     WE MAY BE UNABLE TO DEVELOP, MARKET AND PUBLISH NEW PRODUCTS IF WE ARE UNABLE TO SECURE OR MAINTAIN RELATIONSHIPS WITH INDEPENDENT SOFTWARE
DEVELOPERS. Although we substantially increased our internal software capabilities in 1996, 1997 and 1998, we are still dependent, to a meaningful degree, upon independent software developers. For the fiscal year ended March 31, 1999, approximately 68% of our Frontline publishing revenues were derived from products developed by independent developers. Consequently, our success depends in part on our continued ability to obtain and/or renew product development agreements with independent developers. However, we cannot assure you that we will be able to obtain or renew these product development agreements on favorable terms, or at all; nor can we assure you that we will be able to obtain the rights to sequels of successful products which were originally developed by independent developers for GT. In addition, many of our competitors have greater access to capital than we do, which puts us at a competitive disadvantage when bidding to attract independent developers to enter into publishing agreements with us.



     Our agreements with independent software developers are easily terminable, often without notice, if either party declares bankruptcy, becomes insolvent, ceases operations or materially breaches its agreement and fails to cure that breach within a designated time frame. In addition, many independent software developers have limited financial resources. Many are small companies with a few key individuals without whom a project may be difficult or impossible to complete. Consequently, we are exposed to the risk that these developers will go out of business before completing a project, or simply cease work on a project, for which we have hired them.



     COMPETITION FOR INDEPENDENT SOFTWARE DEVELOPERS IS INTENSE AND MAY PREVENT US FROM SECURING OR MAINTAINING RELATIONSHIPS WITH INDEPENDENT SOFTWARE DEVELOPERS. We may be unable to secure or maintain relationships with independent developers if our competitors can offer them better shelf access, better marketing support, more development funding, higher royalty rates, or other selling advantages. Even if these independent developers have developed products for us in the past, we cannot assure you that they will continue to develop products for us in the future. In fact, we have in the past worked with independent developers who later entered into agreements with our competitors because of our competitor's ability or willingness to pay higher royalty rates and/or advances.



     INDEPENDENT DEVELOPERS MAY PUBLISH THEIR OWN PRODUCTS INSTEAD OF USING GT TO PUBLISH AND DISTRIBUTE THEIR PRODUCTS, OR MAY SIGN PUBLICATION AGREEMENTS WITH OUR COMPETITORS, EITHER OF WHICH MAY ADVERSELY AFFECT OUR ABILITY TO DEVELOP, MARKET AND PUBLISH NEW PRODUCTS. For example, in January 1998, a consortium, in which certain independent developers purport to have ownership interests, announced that it secured publishing rights with respect to software titles to be produced by these developers. These developers include Apogee Software (3D Realms), developer of Duke Nukem and Prey, and Epic Games, developer of Unreal. Although the consortium also announced that these developers will honor their existing obligations to other software publishers, we do not know if the competitive pressures exerted by the consortium will inhibit us from establishing and maintaining relationships with independent software developers in the future. For example, it was recently announced that Apogee Software (3D Realms) has agreed to publish one of the future sequel Duke Nukem titles through one of our competitors.



     AS OUR PAYMENT OF ADVANCES AND GUARANTEED ROYALTIES TO INDEPENDENT DEVELOPERS INCREASES, WE FACE THE RISK THAT OUR OPERATING RESULTS MAY SUFFER IF WE ARE UNABLE TO RECOVER THESE PREPAID ROYALTIES. In connection with our licensing agreements with independent developers and licensors, we had approximately $9.2 million of royalty advances, associated with multi-year output contracts, on our balance sheet as of March 31, 1999. We cannot assure you that current or future royalty advances will be recouped. Our ability to receive revenue and recoup these advances may be prevented or delayed if:



     - we fail to release the products associated with royalty advances,



     - we experience a delay in the release of these products, or



     - sales of these products do not cover the advances made.



     FLUCTUATIONS IN OUR QUARTERLY NET REVENUES AND OPERATING RESULTS MAY RESULT IN REDUCED PROFITABILITY AND LEAD TO REDUCED PRICES FOR OUR STOCK. Our quarterly net revenues and operating results have varied in the past and can be expected to vary in the future. As a result, we cannot assure you that we will be consistently profitable on a quarterly or annual basis. If our operating results in any future quarter fall below the expectations of market analysts or investors, the price of our common stock will likely decrease.



     Our business has experienced, and is expected to continue to experience, significant seasonality. Typically, our net sales are significantly higher during the fourth calendar quarter because of increased consumer demand during the year-end holiday season. In other calendar quarters, our net revenues may be lower and vary significantly.



     OUR REVENUE GROWTH AND COMPETITIVE POSITION MAY BE ADVERSELY AFFECTED IF WE ARE UNABLE TO ANTICIPATE AND ADAPT TO RAPIDLY CHANGING TECHNOLOGY. The consumer software industry is characterized by rapidly changing technology. The introduction of new technologies, including new technologies that support multi-player games and new media formats such as on-line delivery and digital video disks (DVDs), could render our previously released products obsolete or unmarketable. We must continually anticipate the emergence of, and adapt our products to, new technologies and systems. In addition, the development cycle for products designed to operate on new systems can be significantly longer than our current development cycles. When we choose to publish or develop a product for a new system, we may need to make a substantial development investment one or two years in advance of when we actually ship products for that system. If we develop products for a new system that is ultimately unpopular, our expected revenues from that product will suffer and we may not be able to recoup our investment. Conversely, if we choose not to publish products for a new system that is ultimately popular, our revenue growth and competitive position may be adversely affected. While 32 and 64 bit game systems, such as Sony PlayStation and Nintendo 64, continue to be popular and their installed base has reached significant levels in the US and worldwide, new systems are being developed. For example, Sony recently announced the development of its next-generation PlayStation, a 128 bit system which, among other things, will incorporate DVD technology. Sony plans to introduce its next generation PlayStation in Japan by March 2000 and in its overseas markets by fall 2000. If successfully developed, these new systems would require us to reassess our commitment to 32 and 64 bit game systems and/or any new systems which are introduced.



     BECAUSE SOME LICENSORS HAVE SIGNIFICANT CONTROL OVER OUR PRODUCTS, THE COSTS OF DEVELOPING AND MANUFACTURING THOSE PRODUCTS MAY INCREASE. We are required to obtain a license to develop and distribute software for each of the video game systems for which we develop products. We currently have licenses from Sony, to develop products for the Sony PlayStation, and Nintendo, to develop products for Nintendo 64. Our contracts with Sony and Nintendo often grant them significant control over the manufacturing of GT products. For example, we are obligated to submit new games to Sony or Nintendo for approval prior to development and/or manufacture. In some circumstances, this could adversely affect GT by:


     - leaving GT unable to have its products manufactured and shipped to customers,

     - increasing manufacturing lead times and expense to us over the lead times and costs we could achieve independently,

     - delaying the manufacture and, in turn, the shipment of products, and

     - requiring GT to take significant risks in prepaying for and holding its inventory of products.

     These factors could materially and adversely affect our business, operating results and financial condition.


     THE LOSS OF OUR SENIOR MANAGEMENT AND SKILLED PERSONNEL COULD NEGATIVELY AFFECT OUR BUSINESS. In early 1999, we replaced our three most senior executive officers. Our success will depend to a significant degree upon the performance and contribution of our senior management team and upon our ability to attract, motivate and retain highly qualified employees with technical, management, marketing, sales, product development and other creative skills. In the computer software industry, competition for highly skilled and creative employees is intense and costly. We expect this competition to continue for the foreseeable future, and we may experience increased costs in order to attract and retain skilled employees.



     We cannot assure you that we will be successful in attracting and retaining skilled personnel. Although we have entered into employment agreements with Thomas Heymann, as Chairman of the Board of Directors and Chief Executive Officer of the Company, and John Baker, as President and Chief Operating Officer of the Company, we cannot assure you that these individuals or other senior management will not leave or compete against us. Our business, operating results and financial condition could be materially and adversely affected if we lost the services of these or other senior employees or if we fail to replace other employees who leave or to attract additional qualified employees. Our recent announcement that we will be seeking a recapitalization, merger or sale of GT may make it more difficult to retain or attract qualified employees.



     THE GENERAL ECONOMIC AND POLITICAL RISKS OF DOING BUSINESS ABROAD COULD NEGATIVELY AFFECT OUR BUSINESS IN INTERNATIONAL MARKETS. In the past three years, we have materially increased our international revenues. International publishing revenues accounted for approximately 31%, 48%, 48% and 44%, of publishing revenues for the years ended December 31, 1996 and 1997, the three months ended March 31, 1998 and the twelve months ended March 31, 1999, respectively. We expect that international revenues will account for a significant portion of our net revenues in the future. However, in addition to the possibility that our international business will not continue to grow at the same rate as in the past, our international revenues are subject to the general risks of doing business abroad, including:


     - unexpected changes in regulatory requirements, tariffs and other barriers,

     - fluctuating exchange rates,

     - potential political instability,

     - difficulties installing and managing foreign operations,

     - difficulties collecting accounts receivable,

     - costs and difficulties of localizing products for use in foreign markets and


     - inability of foreign laws to protect our proprietary rights to the same extent as U.S. law, particularly in some international markets such as South America, the Middle East, the Pacific Rim and the Far East where software piracy presents a particularly acute problem.



     We cannot assure you that these or other factors will not have a material adverse effect on our future international revenues and, consequently, on our business, operating results and financial condition.

     SIGNIFICANT COMPETITION IN OUR INDUSTRY COULD ADVERSELY AFFECT OUR BUSINESS. The market for our products is highly competitive and relatively few products achieve significant market acceptance. Currently, we compete primarily with other publishers of interactive entertainment software for both personal computers and video game consoles. Our competitors include Electronic Arts Inc., Mattel Inc., Hasbro Corporation, Havas SA, a French company, and Activision. In addition, some large software companies, media companies and film studios, such as Walt Disney Company, who are increasing their focus on the interactive entertainment and edutainment software market, may become significant competitors of GT. As compared to GT, many of our current and future competitors may have significantly greater financial, technical and marketing resources than we do. As a result, these current and future competitors may be able to:



     - respond more quickly to new or emerging technologies or changes in customer preferences,



     - carry larger inventories,



     - undertake more extensive marketing campaigns,



     - adopt more aggressive pricing policies and



     - make higher offers or guarantees to software developers and licensors than GT.



     We may not have the resources required for us to respond effectively to market or technological changes or to compete successfully with current and future competitors. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which could have a material adverse effect on our business, operating results or financial condition. We cannot assure you that we will be able to successfully compete against our current or future competitors or that competitive pressures will not have a material adverse effect on our business, operating results and financial condition.



     REVENUES FROM OUR DISTRIBUTION BUSINESS MAY DECLINE AS COMPETITION INCREASES AND INTERNET TECHNOLOGY IMPROVES. During the fiscal year ended March 31, 1999, revenues from our distribution business were approximately 48% of net revenues. Recently, several of our competitors have sought to expand their distribution capabilities and Wal-Mart has announced plans to purchase products directly from Microsoft and Activision. New video game systems and electronic delivery systems may be introduced into the software market and potential new competitors may enter the software development and distribution market, resulting in greater competition. In addition, revenues from our distribution business may be adversely affected as Internet technology is improved to enable consumers to purchase and download full-version software products or order products directly from publishers or from unauthorized or illegal pirate sources over the Internet.



     REVENUES FROM OUR DISTRIBUTION BUSINESS MAY DECLINE IF THE THIRD-PARTY PRODUCTS WHICH WE DISTRIBUTE FOR OTHER COMPANIES BECOME UNAVAILABLE TO US. As part of our distribution program, we provide our mass merchant customers with a wide variety of titles. To achieve this product mix, we must supplement the distribution of our published products with third-party software products, including products published by our competitors. We cannot assure you that these competitors will continue to provide us with their products for distribution to our mass merchant customers. Our inability to obtain software titles developed or published by our competitors, coupled with our inability to obtain these titles from other distributors, could have a material adverse effect on our relationships with our mass merchant customers and our ability to obtain shelf space for our own products. This, in turn, could have a material adverse effect on our business, operating results and financial condition.



     WE MAY FACE INCREASED COMPETITION AND DOWNWARD PRICE PRESSURE IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS. Our success is heavily dependent upon our confidential and proprietary intellectual property. We sell a significant portion of our published software under licenses from independent developers and, in these cases, we do not acquire the copyrights for the underlying work. We rely primarily on a combination of confidentiality and non-disclosure agreements, patent, copyright, trademark and trade secret laws, as well as other proprietary rights laws and legal methods, to protect our proprietary rights and the rights of our developers. However, current U.S. and international laws afford us only limited protection. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy our products or obtain and use information that we regard as proprietary. Software piracy is a persistent problem in the computer software industry. Policing unauthorized use of our products is extremely difficult because consumer software can be easily duplicated and disseminated. Furthermore, the laws of some foreign countries may not protect our proprietary rights to as great an extent as U.S. law. Software piracy is a particularly acute problem in some international markets such as South America, the Middle East, the Pacific Rim and the Far East. Our business, operating results and financial condition could be materially and adversely affected if a significant amount of unauthorized copying of our products were to occur. We cannot assure you that our attempts to protect our proprietary rights will be adequate or that our competitors will not independently develop similar or competitive products.



     WE MAY FACE INTELLECTUAL PROPERTY INFRINGEMENT CLAIMS WHICH WOULD BE COSTLY TO RESOLVE. As the number of available software products increase, and their functionality overlaps, software developers and publishers may increasingly become subject to infringement claims. We are not aware that any of our products infringe on the proprietary rights of third parties. However, we cannot assure you that third parties will not assert infringement claims against GT in the future with respect to current or future products. There has been substantial litigation in the industry regarding copyright, trademark and other intellectual property rights. We have also initiated litigation to assert our intellectual property rights. Whether brought by or against GT, these claims can be time-consuming, result in costly litigation and divert management's attention from the day-to-day operations of GT, which can have a material adverse effect on our business, operating results and financial condition.



     WE MAY BE AT A COMPETITIVE DISADVANTAGE IF WE ARE UNABLE TO SUCCESSFULLY IMPLEMENT OUR INTERNET STRATEGY. To take advantage of Internet opportunities, we have, and will continue to:



     - expand our World Wide Web sites and the development of our Internet infrastructure and capabilities;



     - expand our electronic distribution capabilities;



     - incorporate on-line functionality into existing products; and



     - develop and invest in new Internet-based businesses and products, including multi-player entertainment products.



     Implementing our Internet strategy has been costly. We have incurred, and expect to incur, significant additional costs in connection with these efforts. These costs include those associated with the acquisition and maintenance of hardware and software necessary to permit on-line commerce and multi-player games, as well as the related maintenance of our website and personnel. Although we believe these platforms and technologies are an integral part of our business, we cannot assure you that our Internet strategy will be successful or that we will be able to recoup the cost of our investment.



     WE ARE CURRENTLY IN LITIGATION WHICH COULD BE COSTLY IF WE LOSE. As described in our Annual Report on Form 10-K for the fiscal year ended March 31, 1999 incorporated by reference into this prospectus, GT is currently a defendant, or subject to counterclaims, in a number of lawsuits. In all of these lawsuits, we believe that the plaintiffs' complaints are without merit. Although we intend to defend ourselves vigorously against these actions, doing so is costly and time-consuming and may divert management's attention from our day-to-day operations. In addition, we cannot assure you that these actions will be ultimately resolved in our favor or that an adverse outcome will not have a material adverse effect on our business, operating results and financial condition.



     IF ACTUAL RETURNS EXCEED OUR RETURN RESERVE, OUR BUSINESS MAY BE NEGATIVELY AFFECTED. To cover returns, we establish a return reserve at the time we ship our products. We estimate the potential for future returns based on historical return rates, seasonality of sales, retailer inventories of GT products, and other factors. Historically, we have experienced product returns at a rate of approximately 30% of gross revenues. While we are able to recover the majority of our costs when third-party products are returned, we bear the full financial risk when our own products are returned. In addition, the license fees we pay

Sony and Nintendo are non-refundable and we cannot recover these fees when our console products are returned. Although we believe we maintain adequate reserves with respect to product returns, we cannot assure you that actual returns will not exceed reserves, which could adversely affect our business, operating results and financial condition.



     OUR PRODUCTS, SYSTEMS AND SALES MAY BE SUBJECT TO YEAR 2000 PROBLEMS. We have reviewed our critical information systems and other technology for Year 2000 compliance and we are correcting any deficiencies through normal upgrades of our software or, when necessary, through replacement of existing software or affected systems with Year 2000 compliant applications or systems. However, if our present efforts to address Year 2000 compliance issues are not successful, our business, operating results and financial position could be materially and adversely affected. For example, failure to achieve Year 2000 compliance for our internal critical information systems could delay our ability to manufacture and ship products, disrupt customer service and technical support facilities, or interrupt customer access to online products and services. In addition, because of the number of products sold by GT currently and in the past, we could face litigation relating to Year 2000 compliance of products that we no longer sell and/or support, although we believe that any such exposure should not be material.



     Furthermore, our business is heavily dependent upon third parties such as vendors, suppliers, service providers and a large retail distribution channel. We have asked vendors and other third parties with whom we have relevant relationships to certify that they are Year 2000 compliant or, if they are not, to provide us with a description of their plans to become so. However, if these vendors or other third parties experience Year 2000 failures or malfunctions, our ability to conduct ongoing operations could be materially and adversely affected. For example, our ability to manufacture and ship products (including our own and third-party published software) into the retail channel, to receive retail sales information necessary to maintain proper inventory levels or to complete online transactions dependent upon third party service providers could be affected. In addition, should third-party published products distributed by GT fail to be Year 2000 compliant, especially any utility software which, if not Year 2000 compliant could corrupt a user's hardware system, our retail customers might return these products or seek redress from us, which in turn would require us to seek redress from the publisher of the product.



     THE START-UP OF OUR OUTSOURCING CONTRACT FOR WAREHOUSE OPERATIONS COULD CREATE OPERATING DIFFICULTIES. We recently entered into an agreement with an outside vendor to have all of our physical inventory (including returns) handled and shipped by that vendor from its plant in Pennsylvania. While we believe that this outsourcing of our warehouse operations will result in more efficient and cost effective operations for GT, we cannot assure you that the process of the changeover to the vendor's facility (scheduled for August 1999) will not create unforeseen operating difficulties or adversely affect our warehouse operations and our relationships with our retail customers.



                           FORWARD-LOOKING STATEMENTS



     When used in this prospectus, the words "intends," "expects," "plans," "estimates," "projects," "believes," "anticipates," and similar expressions are intended to identify forward-looking statements. Except for historical information contained herein, the matters discussed and the statements made herein concerning GT's future prospects are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. There can be no assurance that future results will be achieved, and actual results could differ materially from the forecast and estimates. Important factors that could cause actual results to differ materially include, but are not limited to, worldwide business and industry conditions (including consumer buying and retailer ordering patterns), adoption of new hardware systems, product delays, changes in research and development spending, software development requirements and their impact on product launches, GT customer relations (in particular, levels of sales to Wal-Mart and other mass merchants), retail acceptance of GT's published and third-party titles, competitive conditions and other risks and factors, including, but not limited to, those discussed in "Risk Factors" above beginning on page 4.


                                USE OF PROCEEDS

     All net proceeds from the sale of the GT common stock offered hereby will go to the selling stockholders.

                              SELLING STOCKHOLDERS


     The selling stockholders are offering and selling a total of 1,930,501 shares of GT common stock under this prospectus. The following table sets forth:



     - the number of shares of GT common stock owned by each selling stockholder as of the date of this prospectus;



     - the number of shares being offered by each selling stockholder under this prospectus; and



     - the number of shares of GT common stock which will be owned by each selling stockholder after the completion of the offering.



     All information with respect to share ownership has been provided by the selling stockholders. The shares offered under this prospectus may be offered from time to time, in whole or in part, by the selling stockholders or their transferees. Except as indicated in the footnotes to the following table, none of the selling stockholders has been an officer, director or employee of GT for the past three years.



     Of the shares being offered under this prospectus, an aggregate of 1,719,233 shares were originally issued to the selling stockholders other than id Software, Inc. as consideration in connection with GT's acquisition of One Zero Media, Inc., a Massachusetts corporation, on November 4, 1998. In connection with the acquisition, we agreed to register these shares under the Securities Act of 1933.



     The remaining 211,268 shares being offered under this prospectus are issuable upon the exercise of a common stock purchase warrant held by id Software. The warrant is exercisable at a price of $9.47 per share.



                                      SHARES BENEFICIALLY
                                    OWNED PRIOR TO OFFERING
                                    -----------------------
                                    NUMBER OF    PERCENT OF   SHARES TO BE SOLD   SHARES BENEFICIALLY OWNED
SELLING STOCKHOLDER                  SHARES       CLASS(1)       IN OFFERING          AFTER OFFERING(2)
-------------------                 ---------    ----------   -----------------   -------------------------
Alan B. Chebot(3).................  1,062,619(4)     1.5%          787,709                 274,910
Steve Garson(3)...................     99,226(4)    *               71,535                  27,691
id Software, Inc..................    211,268(5)    *              211,268(5)                    0
Jardine Family Limited
  Partnership.....................    422,057(4)    *              334,851                  87,206
Mathew Lindley(3).................    354,206(4)    *              262,569                  91,637
Kevin Wells(3)....................    354,206(4)    *              262,569                  91,637


---------------
* Less than 1%.


(1) Based on 72,900,776 shares of GT common stock outstanding as of June 18, 1999.



(2) Assumes that all of the shares beneficially owned by the selling stockholders and being offered under this prospectus are sold and that the selling stockholders acquire no additional shares of common stock prior to the completion of this offering. If so, after the offering, each selling stockholder will beneficially own less than 1% of the total number of shares of GT common stock outstanding.


(3) Since November 4, 1998, the selling stockholder has been an employee of GT.


(4) A portion of these shares are included in the 229,231 shares currently being held in escrow and may not be sold, transferred, pledged or assigned by the selling stockholder until November 4, 1999.


(5) Assumes exercise of the common stock purchase warrant.

                              PLAN OF DISTRIBUTION


     We are registering the shares of GT common stock offered hereby on behalf of the selling stockholders. As used herein, "selling stockholders" includes donees and pledgees selling shares received from the selling stockholders after the date of this prospectus. We will pay all expenses of registration of the shares offered hereby, other than commissions, discounts and concessions of underwriters, dealers or agents. Brokerage commissions and similar selling expenses, if any, attributable to the sale of the shares will be borne by the selling stockholders. We will not receive any of the proceeds from the sale of the shares by the selling stockholders.



     Under the registration rights agreement between GT and the selling stockholders other than id Software, the selling stockholders other than id Software may sell, transfer or dispose of their shares as follows:



     - until 90 days following the effective date of the registration statement covering this prospectus, these selling stockholders may sell, transfer or dispose of up to an aggregate of 802,309 shares of GT common stock;



     - until 180 days following the effective date of the registration statement, these selling stockholders may sell, transfer or dispose of up to an aggregate of 1,260,771 shares; and



     - after 180 days following the effective date of the registration statement, these selling stockholders may sell, transfer or dispose of all of their shares covered by this prospectus.



     The shares may be sold from time to time by the selling stockholders, or by their pledgees, donees, distributees, transferees or other successors in interest. Sales of the shares may be made in one or more types of transactions (which may include block transactions) on one or more exchanges, in the over-the-counter market, in negotiated transactions, through put or call options transactions relating to the shares, through short sales of the shares, or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. These transactions may or may not involve brokers or dealers.



     The selling stockholders may effect these transactions by selling their shares directly to purchasers or to or through broker-dealers, which may act as agents or principals. These broker-dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders and/or the purchasers of shares for whom these broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).



     The selling stockholders and any broker-dealers that act in connection with the sale of the shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933. Consequently, any commissions received by these broker-dealers and any profit on the resale of the shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Securities Act of 1933. We have agreed to indemnify the selling stockholders against certain liabilities, including liabilities arising under the Securities Act of 1933, or to contribute to payments which the selling stockholders may be required to make in respect hereof. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act of 1933.



     Because the selling stockholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, the selling stockholders will be subject to the prospectus delivery requirements of the Securities Act of 1933, which may include delivery through the facilities of the Nasdaq National Market pursuant to Rule 153 under the Securities Act of 1933. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M under the Securities Exchange Act of 1934 may apply to their sales in the market.


     The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that Rule.

     Upon being notified by any selling stockholder that he has entered into any material arrangement with a broker-dealer for the sale of the shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, we will file a supplement to this Prospectus, if required, pursuant to Rule 424(b) under the Securities Act of 1933, disclosing:


     - the name of the selling stockholder and the participating broker-dealers;



     - the number of shares involved;



     - the price at which the shares were sold;



     - the commissions paid or discounts or concessions allowed to these broker-dealers, where applicable;



     - that the broker-dealers did not conduct any investigation to verify the information set out or incorporated by reference in this prospectus; and



     - other facts material to the transaction.



     We have agreed with the selling stockholders to keep the registration statement, of which this prospectus is a part, effective for a period ending on the earlier of (i) one year after the effectiveness of the registration statement, (ii) the date on which the shares offered hereby can be sold without registration under the Securities Act of 1933 or any applicable state securities laws, or (iii) the date on which all shares offered hereby have been sold and the distribution contemplated hereby has been contemplated, subject to certain exceptions and limitations.


                                 LEGAL MATTERS


     Certain legal matters in connection with the shares of GT common stock offered hereby have been passed upon for GT by Kramer Levin Naftalis & Frankel LLP, New York, New York. Certain members of, and persons associated with, such firm own an aggregate of 23,642 shares of GT common stock.


                                    EXPERTS


     The financial statements and schedules incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.



                      WHERE YOU CAN FIND MORE INFORMATION



     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings with the Securities and Exchange Commission are available to the public over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file at the Securities and Exchange Commission's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.



     The Securities and Exchange Commission allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the Securities and Exchange Commission will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all the shares:



     The following documents are incorporated by reference into this prospectus:



     - Annual Report on Form 10-K for the fiscal year ended March 31, 1999 (File No. 0-27338);



     - Current Report on Form 8-K, filed April 9, 1999; and



     - The description of GT's capital stock set forth in its Registration Statement under the Exchange Act of 1934 on Form 8-A filed with the Securities and Exchange Commission on November 30, 1995.



     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:



     Investor Relations Director


     GT Interactive Software Corp.


     417 Fifth Avenue


     New York, New York 10016


     Telephone number: (212) 726-6500



     You should rely on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

     NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY GT OR THE SELLING STOCKHOLDERS. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER IS NOT QUALIFIED TO DO SO OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.


                                1,930,501 SHARES

                                   [GT LOGO]

                         GT INTERACTIVE SOFTWARE CORP.

                                  COMMON STOCK

                            ------------------------
                                   PROSPECTUS
                            ------------------------

                                            , 1999

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The Registrant estimates that expenses payable by the Registrant in connection with the offering described in this Registration Statement will be as follows:

                                                               TOTAL
                                                              --------
SEC registration fee (actual)...............................  $  2,483
Accounting fees and expenses................................  $ 10,000
Legal fees and expenses.....................................  $ 15,000
Printing and engraving expenses.............................  $ 15,000
Miscellaneous expenses......................................  $  5,000
                                                              --------
          Total.............................................  $ 47,483
                                                              ========

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which permits a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except
(i) for any breach of the director's fiduciary duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions), or
(iv) for any transaction from which the director derived an improper personal benefit. The Registrant's Amended and Restated Certificate of Incorporation, as amended, contains provisions permitted by Section 102(b)(7) of the DGCL.

     Reference is made to Section 145 of the DGCL which provides that a corporation may indemnify any persons, including directors and officers, who are, or are threatened to be made, parties to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such director, officer, employee or agent acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal actions or proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify directors and/or officers in an action or suit by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the director or officer is adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him or her against the expenses which such director or officer actually and reasonably incurred.

     The Registrant's Amended and Restated Certificate of Incorporation, as amended, provides indemnification of directors and officers of the Registrant to the fullest extent permitted by the DGCL. Pursuant to the respective registration rights agreements entered into with the Registrant, the selling stockholders have agreed to indemnify directors and officers of the Registrant against certain liabilities, including liabilities under the Securities Act.

     The Registrant maintains liability insurance for each director and officer for certain losses arising from claims or charges made against them while acting in their capacities as directors or officers of the Registrant.

ITEM 16.  EXHIBITS


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    4.1       Specimen form of stock certificate for Common Stock
              (incorporated herein by reference to the exhibit with the
              corresponding number filed as part of the Registrant's
              Registration Statement on Form S-1 filed on October 20,
              1995, and all amendments thereto (Registration No.
              33-98448))
    5.1*      Opinion of Kramer Levin Naftalis & Frankel LLP
   23.1       Consent of Arthur Andersen LLP
   23.3*      Consent of Kramer Levin Naftalis & Frankel LLP (contained in the opinion filed as Exhibit 5.1 hereto)
   24.1*      Power of Attorney


---------------

* Previously filed.


ITEM 17.  UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

          i. To include any prospectus required by Section 10(a)(3) of the Securities Act;

          ii. To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

          iii. To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          provided, however, that clauses (i) and (ii) do not apply if the Registration Statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by such clauses is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement;

     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 14, 1999.


                                          GT INTERACTIVE SOFTWARE CORP.


                                          By:    /s/ THOMAS A. HEYMANN


                                          --------------------------------------

                                          Name: Thomas A. Heymann


                                          Title: Chairman of the Board of
                                                 Directors and Chief Executive
                                                 Officer


                               POWER OF ATTORNEY


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.



                     SIGNATURE                                     TITLE                       DATE
                     ---------                                     -----                       ----
                         *                           Chairman Emeritus of the Board of     July 14, 1999
---------------------------------------------------    Directors
                  Joseph J. Cayre

                 /s/ WALTER PARKS                    Senior Vice President, Finance and    July 14, 1999
---------------------------------------------------    Administration, and Chief
                   Walter Parks                        Financial Officer (Principal
                                                       Financial and Accounting
                                                       Officer)

               /s/ THOMAS A. HEYMANN                 Chairman of the Board of Directors    July 14, 1999
---------------------------------------------------    and Chief Executive Officer
                 Thomas A. Heymann

                         *                           Executive Vice President, Director    July 14, 1999
---------------------------------------------------
                   Jack J. Cayre

                         *                           Director                              July 14, 1999
---------------------------------------------------
                   Stanley Cayre

                         *                           Director                              July 14, 1999
---------------------------------------------------
                 Steven A. Denning

                         *                           Director                              July 14, 1999
---------------------------------------------------
                  William E. Ford

                                                     Director                              July 14, 1999
---------------------------------------------------
                  Jordan A. Levy

                         *                           Director                              July 14, 1999
---------------------------------------------------
                 Phillip J. Riese

                         *                           Director                              July 14, 1999
---------------------------------------------------
                  Alvin N. Teller

*By:    /s/ THOMAS A. HEYMANN


     ------------------------------

           Thomas A. Heymann


            Attorney-in-Fact

                                 EXHIBIT INDEX


EXHIBIT NO.                           DESCRIPTION
-----------                           -----------
    4.1       Specimen form of stock certificate for Common Stock
              (incorporated herein by reference to the exhibit with the
              corresponding number filed as part of the Registrant's
              Registration Statement on Form S-1 filed on October 20,
              1995, and all amendments thereto (Registration No.
              33-98448))
    5.1*      Opinion of Kramer Levin Naftalis & Frankel LLP
   23.1       Consent of Arthur Andersen LLP
   23.3*      Consent of Kramer Levin Naftalis & Frankel LLP (contained in the opinion filed as Exhibit 5.1 hereto)
   24.1*      Power of Attorney


---------------

* Previously filed.